UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 4, 2017

CAPITAL BANK FINANCIAL CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35655	27-1454759
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

4725 Piedmont Row Drive, Suite 110 Charlotte, North Carolina 28210 (Address of Principal Executive Office)

 Registrant’s telephone number, including area code - (704) 554-5901

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR § 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR § 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01. Other Events

On May 4, 2017, Capital Bank Financial Corp. (“Capital Bank”) and First Horizon National Corporation (“First Horizon”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of May 3, 2017, by and among First Horizon, Capital Bank, and Firestone Sub, Inc., a direct wholly owned subsidiary of First Horizon (the “Merger Agreement”).  The execution of the Merger Agreement followed an auction process in which Capital Bank’s financial advisors contacted numerous parties believed to be the most likely potential acquirors of Capital Bank.  All of the contacted parties participated in management presentations with members of Capital Bank senior management.  Following media reports of a possible sale process by Capital Bank, no unsolicited indications of interest were received by Capital Bank or its financial advisors.  The Merger Agreement was then executed after a period of negotiations between Capital Bank and First Horizon.  A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

* * *

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and Capital Bank, and many of which, with respect to future business decisions and actions, are subject to change. Examples of uncertainties and contingencies include, among other important factors: global, general, and local economic and business conditions, including economic recession or depression; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, competitor, regulatory, and legislative responses to any or all of these conditions; demand for First Horizon’s and Capital Bank’s product offerings; the actions of the SEC, the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System (Federal Reserve), the Federal Deposit Insurance Corporation (FDIC), the Financial Industry Regulatory Authority (FINRA), the U.S. Department of the Treasury (Treasury), the Municipal Securities Rulemaking Board (MSRB), the Consumer Financial Protection Bureau (CFPB), the Financial Stability Oversight Council (Council), the Public Company Accounting Oversight Board (PCAOB), and other regulators and agencies, including in connection with the regulatory approval process associated with the merger; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; current or future Executive orders; changes in laws and regulations applicable to First Horizon and Capital Bank; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and Capital Bank do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon’s and Capital Bank’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of First Horizon and Capital Bank.

Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.firsthorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, and in Capital Bank’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2017, filed with the SEC and available in the “Investor Relations” section of Capital Bank’s website, https://www.capitalbank-us.com/, under the heading “Financials & Filings” and in other documents Capital Bank files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of First Horizon and Capital Bank and a Prospectus of First Horizon, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving First Horizon and Capital Bank will be submitted to First Horizon’s shareholders and Capital Bank’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF FIRST HORIZON AND STOCKHOLDERS OF CAPITAL BANK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about First Horizon and Capital Bank, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A Billings, Jr., First Horizon National Corporation, 165 Madison, 8th Floor, Memphis, TN 38103, telephone 901.523.5679, or  Capital Bank Financial Corp., Attention: Secretary, 4725 Piedmont Row Drive, Suite 110, Charlotte, North Carolina 28210.

Participants in the Solicitation

First Horizon, Capital Bank, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 13, 2017, and certain of its Current Reports on Form 8-K. Information regarding Capital Bank’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 28, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

ITEM 9.01. Financial Statements and Exhibits

(d)	Exhibits

99.1 Joint Press Release, dated May 4, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Bank Financial Corp.
(Registrant)

Date: May 4, 2017	By:	/s/ Christopher G. Marshall
	Name:	Christopher G. Marshall
	Title	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Joint Press Release, dated May 4, 2017